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PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
DATED DECEMBER 12, 2003	SEC File No. 333-102966

XM SATELLITE RADIO HOLDINGS INC.

        On February 4, 2003, we filed, and on April 25, 2003 and on August 8, 2003 we amended, a registration statement to register for resale shares of our Class A common stock, par value $.01 per share, issuable upon conversion of our 10% senior secured discount convertible notes due 2009 and certain shares of Class A common stock sold in a private placement. We were recently advised that two of the selling securityholders have distributed or are distributing the resale shares to their owners, who were the indirect owners of the resale shares when those shares were initially registered. This prospectus supplement updates certain selling securityholder information included in our prospectus dated August 8, 2003 and should be read together with the prospectus, which is to be delivered with this prospectus supplement.

        An investment in our securities involves risks. Please read the section entitled "Risk Factors" beginning on page 2 of the prospectus dated August 8, 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus supplement is truthful or complete. It is illegal for any person to tell you otherwise.

        The table set forth in the Prospectus under the caption "Selling Securityholders" is hereby supplemented as follows:

SELLING SECURITYHOLDERS

Name of Selling Securityholder	Class A Common Stock Beneficially Owned Prior to to the Offering	Class A Common Stock Offered Hereby	Class A Common Stock Beneficially Owned After Completion of the Offering	Percentage of Outstanding Class A Common Stock Beneficially Owned After Completion of the Offering
Finlayson Fund Investments PTE LTD	248,172	248,172	0	*
Pine Street I Holdings LLC	181,729	181,729	0	*
The Robert Wood Johnson Foundation	128,998	128,998	0	*
The Oak Fund	110,314	110,314	0	*
Unotec Holding AG	98,209	98,209	0	*
The Andrew W. Mellon Foundation (1)	234,017	80,711	153,306	*
Zayucel Ltd.	80,711	80,711	0	*
Maurice R. Greenberg	64,564	64,564	0	*
Duba AB	64,564	64,564	0	*
Auda Capital L.P.	64,564	64,564	0	*
Sunway (Cayman) Company Limited	64,564	64,564	0	*
Carnegie Corporation of New York	64,564	64,564	0	*
John L. Garcia	62,853	62,853	0	*
161 other selling shareholders holding less than 1% of the issued Class A common stock prior to the offering, each of which is selling less than 55,000 shares of Class A common stock (2)	1,712,148	1,498,688	213,460	*
Bear, Stearns & Co. Inc.	2,567,210	3,404,681	0	*
AIG DKR Soundshore Holdings Ltd.	341,841	453,356	0	*
AIG DKR Soundshore Opportunity Holding Fund Ltd.	235,568	312,415	0	*
AIG DKR Soundshore Strategic Holding Fund Ltd.	132,132	175,237	0	*
Total	6,339,880	7,158,894	366,766	*

*
Indicates less than 1% ownership.

(1)
Includes 80,406 shares of Class A Common Stock to be issued upon conversion of 562.75 shares of Series C convertible redeemable preferred stock.

(2)
Includes 2,500 shares of Class A common stock to be issued upon conversion of 2,000 shares of Series B convertible redeemable preferred stock.

        XM Investors IA LP, XM Investors IIA LP, Hearst Communications, Inc. and Everest Capital Master Fund LP, each previously named in the Prospectus in the table under the caption "Selling Securityholders," are no longer offering shares of Class A common stock hereunder.

        In the course of their respective businesses, the selling shareholders and their affiliates have engaged, and may in the future engage, in commercial transactions with us and our affiliates.

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XM SATELLITE RADIO HOLDINGS INC.
SELLING SECURITYHOLDERS